April 21, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Life Insurance Company of New York
JNLNY Separate Account I ("Registrant")
Pre-Effective Amendment No.1 to Registration Statement
(File Nos. 333-192972 and 811-08401) (the "Registration Statement")

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on April 25, 2014, or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JNLNY Separate Account I                                                                                                  Jackson National Life Distributors LLC

By:  /s/ Thomas J. Meyer                                                                                                By:  /s/ Thomas J. Meyer
Thomas J. Meyer                                                                                    Thomas J. Meyer
Senior Vice President,                                                                                                  Manager and Secretary
General Counsel and Secretary